

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
Mr. J. William Holden, III
Executive Vice President and Chief Financial Officer
GenOn Energy, Inc.
1000 Main Street
Houston, Texas 77002

   Re: **GenOn Energy, Inc.**
       Form 10-K for the Year Ended December 31, 2011
       Filed February 29, 2012
       File No. 1-16455

       GenOn Americas Generation, LLC
       Form 10-K for the Year Ended December 31, 2011
       Filed February 29, 2012
       File No. 333-63240

       GenOn Mid-Atlantic, LLC
       Form 10-K for the Year Ended December 31, 2011
       Filed February 29, 2012
       File No. 333-61668

Dear Mr. Holden:

  We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

GenOn Energy, Inc. Form 10-K for the Fiscal Year Ended December 31, 2011

General

1. Please note that the following comments address accounting practices, presentation and disclosure matters of GenOn Energy, Inc. and subsidiaries on a consolidated basis. In our interest to reduce the volume of comments, we have not addressed each subsidiary with a separate comment if applicable to their facts and circumstances. Please note that if you agree to a revision, we would also expect a concurrent change be made in the subsidiary level financial statements to the extent material. Please confirm to us your agreement with this objective.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-6

1. Description of Business and Accounting and Reporting Policies, page F-6

Funds on Deposit, page F-12

2. Please confirm that all balances included within your "Funds on deposit" line item represent funds that are legally restricted as to withdrawal. We note, for example, your disclosures on page F-85 that the $166 million of Gen-On Mid-Atlantic restricted cash at December 31, 2011 relates to cash "reserved" for liens that "are interlocutory only and will not become final unless and until" a plaintiff "is successful in prosecuting its contractual claims." Please clarify why this "reserved" cash balance qualifies for separate classification on your balance sheet.

2. Merger, page F-17

3. We note that you finalized the Mirant and RRI Energy purchase price allocation in 2011. Please address the following items:

- Please clarify why significant adjustments to your initial purchase price allocation were necessary. In doing so, tell us the intervening events that occurred and/or information that was received from the initial closing of the merger to the finalization of the purchase price and clarify why such information was not available at an earlier date.

- You state that your revisions to the provisional allocation resulted in an increase to your net loss of $7 million for the nine months ended September 30, 2011. Please explain why your adjustments resulted in an increase, not a decrease, to net loss during that period.

- Please reconcile the 2011 quarterly net income (loss) amounts presented in your quarterly financial data footnote on page F-83 to the amounts reported in your 2011 Forms 10-Q filed during the year. In doing so, tell us how the $7 million adjustment for the nine months ended September 30, 2011 is reflected in footnote 15 and clarify if the September 30, 2011 year to date net loss should be $282 million, as reported in your third quarter Form 10-Q, or $289 million, as computed from footnote 15 and your individual 2011 Forms 10-Q.

Inventories, page F-12

4. We note your coal inventory balance was $229 million at year end and at March 31, 2012. We further note your disclosures on page 35 of your March 31, 2012 Form 10-Q that the decrease in coal-fired generation has led to significant coal inventories and, since your Mid-Atlantic facilities are at their maximum available storage capacity, you have issued notices of force majeure under your coal contracts that are being disputed by your suppliers. In light of these developments, as well as the anticipated deactivation and layup of several of your coal plants, the continued decline in natural gas prices, which negatively impacts the energy gross margins of your baseload coal units, and the movement toward clean air and "green" initiatives, please quantify for us the coal-specific lower of cost or market value adjustments you recorded during the most recent annual and quarterly periods presented and clarify why further reserves were not necessary. Also tell us how your lack of storage facilities and force majeure notices impacted your accounting for coal contracts and commitments, and tell us and quantify in your disclosures the total commitments under your coal supply contracts as well as all coal-specific derivatives assets and liabilities.

4. Financial Instruments, page F-23

5. Footnote (2) to your table on page F-24 indicates that the settlement value of fuel contracts classified as inventory are excluded from realized gains (losses) on derivative financial instruments effective January 1, 2011. Please explain to us in greater detail the nature of this change and, if applicable, the related accounting guidance you followed.

5. Long-Lived Assets, page F-34

6. We note your discussion throughout your document and in footnote 17 that you plan to retire, deactivate, mothball and/or place in layup several of your generating facilities in upcoming years. We further note that the aggregate carrying value of property, plant and equipment and materials and supplies inventory for these facilities is $212 million and $53 million, respectively, as of year-end. Please address the following comments:

- Please quantify for us property plant and equipment and materials and supplies inventory by facility.

- • We note at the top of page 50 that you expect to incur some charges beginning in the first quarter of 2012 related to the deactivations of these facilities. Please tell us whether any impairments were recorded for these facilities during the most recent annual and quarterly periods presented and, if no assets were impaired, explain the factors justifying such a conclusion. If you tested any assets related to these generating facilities for impairment under ASC 360-10-35, explain how you treated restoration and environmental exit costs in your impairment tests and clarify if the tests yielded any material assets at risk of impairment. Also provide us with further details regarding how you assessed the supplies and inventory balances of these facilities for lower of cost or market charges.

- • Please tell us how your deactivation plans have impacted or are expected to impact your depreciation methodologies and estimates. Please specify which facilities you expect to temporarily idle and which facilities you intend to permanently close.

- • Please tell us if you anticipate presenting the results of any generating facilities or related operations within discontinued operations. In doing so, tell us whether or not you consider each generating facility to be a component of an entity, as defined in ASC 205-20-20.

7. We note your disclosures on page F-37 that you recorded a $32 million charge to operations and maintenance expense and corresponding liabilities during fiscal 2010 associated with your commitment to reduce particulate emissions related to your Potomac River Generating Facility ("PEPCO"). We further note that you intend to reverse this entry once PEPCO consents to the removal from service of this facility. Please clarify for us why it was necessary to you record a charge during fiscal 2010 related to this commitment.

9. Stock-Based Compensation, page F-62

Time-based Restricted Stock Units and Performance-based Restricted Stock Units, page F-66

Performance-based Awards, page F-66

8. We note here and on page F-64 that certain of your restricted stock units are linked to the 2011 short-term incentive plan of performance goals, with performance measured at the end of the first year to determine a multiplier between 0% and 200% of the targeted grant. We further note that in February 2012, the performance multiplier was determined to be 174%. Please tell us and expand your disclosure to explain how you account for your performance-based restricted stock units, including how your multiplier determines the compensation expense recognized related to these issuances.

10. Commitments and Contingencies, page F-67

(a) Commitments, page F-68

REMA Operating Leases, page F-69

9. We note your plans to place the coal-fired units at the Shawville facility, which is leased, in long-term protective layup in April 2015. We further note that you will continue to evaluate your options under the lease, including termination of the lease for economic obsolescence and/or keeping the facility in long-term protective layup during the term of the lease. We also note on page F-69 that the Shawville lease is through 2026 and you expect to make payments through that date. In light of your plans to place Shawville in protective layup while continuing to make payments, we believe that additional disclosure with respect to this facility would be beneficial to investors. As such, please disclose the amount of lease payments expected to be paid for Shawville through 2026. Please also disclose, if known, the approximate amount of annual maintenance costs that will be incurred during the layup period.

16. Litigation and Other Contingencies, page F-85

10. We note that you were not able to "estimate the reasonable amount or range of potential losses" for several of your legal proceedings and contingencies. Where you conclude that you cannot estimate the reasonably possible additional loss or range of loss, please explain to us the procedures you undertake on a quarterly basis to attempt to develop a range of reasonably possible loss for disclosure and, for each material matter, what specific factors are causing the inability to estimate and when you expect those factors to be alleviated. We recognize that there are a number of uncertainties and potential outcomes associated with loss contingencies. However, the disclosures required by ASC 450-20-50-4 do not require you to determine the estimated amount or range of potential additional loss with certainty. An estimate is, by definition, imprecise. An effort should be made to develop estimates for purposes of disclosure, including determining which of the potential outcomes are reasonably possible and what the reasonably possible range of losses would be for those reasonably possible outcomes.

11. We note that the state of Texas issued a franchise tax assessment against you indicating an underpayment of franchise tax of $70 million. We further note that you accrued only a portion of this liability since you are protesting the entire assessment and are currently in the administrative appeals process. Please tell us how you determined the amount accrued for this matter. To the extent it is reasonably possible you will incur losses in excess of the accrued amount, please disclose the amount or range of reasonably possible losses in excess of amounts accrued as required by ASC 450-20-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Andrew Blume, Staff Accountant, at (202) 551-3254 if you have questions regarding our comments. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief